AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 2015
_____________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
UNDER SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
(Name of Subject Company)

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
(Name of Filing Person (Issuer))

SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

245915103
(CUSIP Number of Class of Securities)

David F. Connor, Esq., Secretary
Delaware Investments Dividend and Income Fund, Inc.
2005 Market Street
Philadelphia, Pennsylvania 19103
800-523-1918
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)
____________________

CALCULATION OF FILING FEE
__________________________________________________________

TRANSACTION VALUATION $5,048,477.3 (a)       AMOUNT OF FILING FEE: $1,009.70 (b)
__________________________________________________________

(a) Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 448,355 shares of Common Stock of Delaware Investments Dividend and Income Fund, Inc. by $11.26, the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on May 21, 2015.

(b) Calculated as 1/50 of 1% of the Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.

/X/ issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

EXPLANATORY NOTE

Copies of the Offer to Purchase, dated June 1, 2015, and the Letter of Transmittal, among other documents, have been filed by Delaware Investments Dividend and Income Fund, Inc., as Exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”). Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.

ITEM 1. SUMMARY TERM SHEET.

Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Delaware Investments Dividend and Income Fund, Inc., a diversified, closed-end management investment company organized as a Maryland corporation (the “Fund”). The principal executive offices of the Fund are located at 2005 Market Street, Philadelphia, Pennsylvania 19103. The telephone number is 1-800-523-1918.

(b) The title of the subject class of equity securities described in the offer is shares of Common Stock, par value $0.01 per share (the “Shares”). As of May 21, 2015 there were 8,967,090.1587 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the New York Stock Exchange. For information on the high, low and closing (as of the close of ordinary trading on the New York Stock Exchange on the last day of each of the Fund’s fiscal quarters) net asset values and market prices of the Shares in such principal market for each quarter during the Fund’s past two fiscal years (as well as the first fiscal quarter of 2015), see Section 8, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The name of the filing person is Delaware Investments Dividend and Income Fund, Inc. (previously defined as the “Fund”), a diversified, closed-end management investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and organized as a Maryland corporation. The principal executive offices of the Fund are located at 2005 Market Street, Philadelphia, Pennsylvania 19103. The telephone number is 1-800-523-1918. The filing person is the subject company. The members of the Board of Directors of the Fund are as follows: Thomas L. Bennett (Chairman), Ann D. Borowiec, Joseph W. Chow, John A. Fry, Lucinda S. Landreth, Frances A. Sevilla-Sacasa, Thomas K. Whitford, Janet L. Yeomans, and J. Richard Zecher.

The executive officers of the Fund are Roger A. Early, President and Chief Executive Officer and Richard Salus, Senior Vice President and Chief Financial Officer.

Correspondence to the Directors and executive officers of the Fund should be mailed to c/o Delaware Investments Dividend and Income Fund, Inc., 2005 Market Street, Philadelphia, Pennsylvania 19103, Attn: Secretary.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The Fund’s Board of Directors has determined to commence an offer to purchase up to 5%, or 448,355 Shares of the Fund’s issued and outstanding Common Stock. The offer is for cash at a price equal to 98% of the Fund’s net asset value per share (“NAV”) as of the close of ordinary trading on the New York Stock Exchange on June 29, 2015, or the next business day after which the offer is extended, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).

A copy of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference. For more information on the type and amount of consideration offered to shareholders, the scheduled expiration date, extending the Offer and the Fund’s intentions in the event of oversubscription, see Section 1, “Price; Number of Shares” and Section 15, “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase. For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 2, “Procedures for Tendering Shares,” Section 3, “Withdrawal Rights,” and Section 4, “Payment for Shares” in the Offer to Purchase. For information on the federal income tax consequences of the Offer, see Section 2, “Procedures for Tendering Shares,” Section 10, “Certain Effects of the Offer,” and Section 14, “Certain Federal Income Tax Consequences,” in the Offer to Purchase.

(b) The Fund has been informed that no Directors, officers or affiliates (as the term “affiliate” is defined in Rule 12b-2 under the Exchange Act) of the Fund intend to tender Shares pursuant to the Offer to Purchase and, therefore, the Fund does not intend to purchase Shares from any officer, Director or affiliate of the Fund pursuant to the Offer to Purchase.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Reference is hereby made to Section 7, “Plans or Proposals of the Fund,” Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and Section 16, “Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Directors, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)-(c) Reference is hereby made to Section 6, “Purpose of the Offer,” Section 7, “Plans or Proposals of the Fund,” Section 10, “Certain Effects of the Offer,” and Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference. Except as noted herein and therein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including any of the Fund’s executive officers or Directors, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Reference is hereby made to Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

(d) Not applicable.

The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund’s executive officers and Directors, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) Reference is hereby made to Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference. There have not been any transactions in the Shares of the Fund that were effected during the past 60 days by the Fund. In addition, based upon the Fund’s records and upon information provided to the Fund by its Directors, executive officers and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), to the best of the Fund’s knowledge, there have not been any transactions involving the Shares of the Fund that were effected during the past 60 days by any executive officer or Director of the Fund, any person controlling the Fund, any executive officer or director of any corporation or other person ultimately in control of the Fund or by any affiliate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) Reference is hereby made to Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)-(5) Not applicable.

(c) Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)	Letter to Shareholders from the Senior Vice President and Chief Financial Officer of the Fund and Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients and Client Instruction Form.
(a)(1)(v)	Notice of Guaranteed Delivery.
(a)(1)(vi)	Form W-9 Request for Taxpayer Identification Number and Certification.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release dated May 21, 2015.[1]
(b)	Not applicable.
(d)(1)	Form of Depositary Agreement between the Fund and Computershare Trust Company, N.A.
(d)(2)	Form of Information Agent Agreement between the Fund and Georgeson, Inc.
(d)(3)	Investment Management Agreement with Delaware Management Company dated January 4, 2010.[2]
(d)(4)	Transfer Agency Agreement with Computershare (successor by operation of law to Mellon Investor Services LLC) dated December 8, 2000.[3]
(d)(5)	Amended and Restated Fund Accounting and Financial Administration Services Agreement with The Bank of New York Mellon dated January 1, 2014.[4]
(d)(6)	Mutual Fund Custody and Services Agreement with Mellon Bank, N.A. dated July 20, 2007.[5]
(d)(7)	Amendment dated January 1, 2014 to the Mutual Fund Custody and Services Agreement with Mellon Bank, N.A. dated July 20, 2007.
(d)(8)	Amended and Restated Fund Accounting and Financial Administration Oversight Agreement with Delaware Service Company, Inc. dated January 1, 2014.[6]
(d)(9)	Assignment and Assumption Agreement between Delaware Service Company, Inc. and Delaware Investments Fund Services Company relating to the Amended and Restated Financial Administration Oversight Agreement with Delaware Service Company, Inc. dated January 1, 2014.
(g)	Not applicable.
(h)	Not applicable.
____________________

1 Previously filed on Schedule TO via EDGAR on May 21, 2015.
2 Incorporated by reference to Exhibit 77Q(1) of the Fund’s filing on Form N-SAR, filed with the SEC on January 29, 2010.
3 Incorporated by reference to Exhibit (d)(3) of the Fund’s Issuer Tender Offer Statement on Schedule TO, filed with the SEC on June 3, 2005.
4 Incorporated by reference to Exhibit (d)(5) of the Fund’s Issuer Tender Offer Statement on Schedule TO, filed with the SEC on June 2, 2014.
5 Incorporated by reference to Exhibit (d)(7) of the Fund’s Issuer Tender Offer Statement on Schedule TO, filed with the SEC on June 2, 2014.
6 Incorporated by reference to Exhibit (d)(6) of the Fund’s Issuer Tender Offer Statement on Schedule TO, filed with the SEC on June 2, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELAWARE INVESTMENTS DIVIDEND AND INCOME
FUND, INC.

/s/ Richard Salus
Richard Salus
Senior Vice President and Chief Financial Officer

June 1, 2015

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(1)(i)	Letter to Shareholders from the Senior Vice President and Chief Financial Officer of the Fund and Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients and Client Instruction Form.
(a)(1)(v)	Notice of Guaranteed Delivery.
(a)(1)(vi)	Form W-9 Request for Taxpayer Identification Number and Certification.
(d)(1)	Form of Depositary Agreement between the Fund and Computershare Trust Company, N.A.
(d)(2)	Form of Information Agent Agreement between the Fund and Georgeson, Inc.
(d)(7)	Amendment dated January 1, 2014 to the Mutual Fund Custody and Services Agreement with Mellon Bank, N.A. dated July 20, 2007.
(d)(9)	Assignment and Assumption Agreement between Delaware Service Company, Inc. and Delaware Investments Fund Services Company relating to the Amended and Restated Financial Oversight Agreement with Delaware Service Company, Inc. dated January 1, 2014.